                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                            SURGE GLOBAL ENERGY, INC.
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    86880T100
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                E. Jamie Schloss
                                 73175 Amber St.
                              Palm Desert, CA 92260
                                 (859) 492-4077

                                with a copy to:

                                 P. Blake Allen
                                Duane Morris LLP
                           101 W. Broadway, Suite 900
                        San Diego, California 92101-3542
                                 (619) 744-2200
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                OCTOBER 12, 2007
  -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 86880T100                  13D                      Page 1 of 19 Pages
--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Jack Zemer and Sandy Zemer, Trustees of the Zemer Family Trust
     UADTD 12/21/1993
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States of America
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -1,500,000-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           10,936,500 *
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -1,500,000-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     10,936,500*
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     33.75%**
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

_______________

      * Beneficial ownership of the common stock referred to herein is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Joint Filing Agreement attached hereto as Exhibit 99.1.

      ** The calculation of the foregoing percentage is based upon 28,970,430 shares of Surge Global Energy, Inc. common stock outstanding as of August 17, 2007 as set forth in Surge Global Energy, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 20, 2007 and also assumes the exercise of 3,492,500 options or warrants to purchase shares of common stock exercisable within sixty (60) days hereof.

CUSIP No. 86880T100                  13D                      Page 2 of 19 Pages
--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ori L. Zemer
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States of America
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -600,000-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           10,936,500 *
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -600,000-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     10,936,500*
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     33.75%**
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

_______________

      * Beneficial ownership of the common stock referred to herein is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Joint Filing Agreement attached hereto as Exhibit 99.1.

      ** The calculation of the foregoing percentage is based upon 28,970,430 shares of Surge Global Energy, Inc. common stock outstanding as of August 17, 2007 as set forth in Surge Global Energy, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 20, 2007 and also assumes the exercise of 3,492,500 options or warrants to purchase shares of common stock exercisable within sixty (60) days hereof.

CUSIP No. 86880T100                  13D                      Page 3 of 19 Pages
--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Tal Zemer
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States of America
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -600,000-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           10,936,500 *
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -600,000-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     10,936,500*
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     33.75%**
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

_______________

      * Beneficial ownership of the common stock referred to herein is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Joint Filing Agreement attached hereto as Exhibit 99.1.

      ** The calculation of the foregoing percentage is based upon 28,970,430 shares of Surge Global Energy, Inc. common stock outstanding as of August 17, 2007 as set forth in Surge Global Energy, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 20, 2007 and also assumes the exercise of 3,492,500 options or warrants to purchase shares of common stock exercisable within sixty (60) days hereof.

CUSIP No. 86880T100                  13D                      Page 4 of 19 Pages
--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     E. Jamie Schloss
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States of America
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -2,035,000- ***
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           10,936,500 *
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -2,035,000- ***
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     10,936,500*
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     33.75%**
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN***
--------------------------------------------------------------------------------

_______________

      * Beneficial ownership of the common stock referred to herein is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Joint Filing Agreement attached hereto as Exhibit 99.1.

      ** The calculation of the foregoing percentage is based upon 28,970,430 shares of Surge Global Energy, Inc. common stock outstanding as of August 17, 2007 as set forth in Surge Global Energy, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 20, 2007 and also assumes the exercise of 3,492,500 options or warrants to purchase shares of common stock exercisable within sixty (60) days hereof.

      *** Includes 400,000 shares owned by Castle Rock Resources, Inc., a company 100% owned by Mr. Schloss.

CUSIP No. 86880T100                  13D                      Page 5 of 19 Pages
--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Mark C. Fritz
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States of America
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -4,487,500-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           10,936,500 *
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -4,487,500-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     10,936,500*
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     33.75%**
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

_______________

      * Beneficial ownership of the common stock referred to herein is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Joint Filing Agreement attached hereto as Exhibit 99.1.

      ** The calculation of the foregoing percentage is based upon 28,970,430 shares of Surge Global Energy, Inc. common stock outstanding as of August 17, 2007 as set forth in Surge Global Energy, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 20, 2007 and also assumes the exercise of 3,492,500 options or warrants to purchase shares of common stock exercisable within sixty (60) days hereof.

CUSIP No. 86880T100                  13D                      Page 6 of 19 Pages
--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Jeffrey L. Bernstein
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States of America
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         390,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           10,936,500 *
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           390,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     10,936,500*
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     33.75%**
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

_______________

      * Beneficial ownership of the common stock referred to herein is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Joint Filing Agreement attached hereto as Exhibit 99.1.

      ** The calculation of the foregoing percentage is based upon 28,970,430 shares of Surge Global Energy, Inc. common stock outstanding as of August 17, 2007 as set forth in Surge Global Energy, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 20, 2007 and also assumes the exercise of 3,492,500 options or warrants to purchase shares of common stock exercisable within sixty (60) days hereof.

CUSIP No. 86880T100                  13D                      Page 7 of 19 Pages
--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     David M. Chester
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States of America
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -969,000-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           10,936,500 *
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -969,000-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     10,936,500*
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     33.75%**
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

_______________

      * Beneficial ownership of the common stock referred to herein is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Joint Filing Agreement attached hereto as Exhibit 99.1.

      ** The calculation of the foregoing percentage is based upon 28,970,430 shares of Surge Global Energy, Inc. common stock outstanding as of August 17, 2007 as set forth in Surge Global Energy, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 20, 2007 and also assumes the exercise of 3,492,500 options or warrants to purchase shares of common stock exercisable within sixty (60) days hereof.

CUSIP No. 86880T100                  13D                      Page 8 of 19 Pages
--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Barry Nussbaum
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States of America
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF          355,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           10,936,500 *
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON             55,000  ***
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -300,000- ***
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     10,936,500*
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     33.75%**
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN***
--------------------------------------------------------------------------------

      * Beneficial ownership of the common stock referred to herein is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Joint Filing Agreement attached hereto as Exhibit 99.1.

      ** The calculation of the foregoing percentage is based upon 28,970,430 shares of Surge Global Energy, Inc. common stock outstanding as of August 17, 2007 as set forth in Surge Global Energy, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 20, 2007 and also assumes the exercise of 3,492,500 options or warrants to purchase shares of common stock exercisable within sixty (60) days hereof.

      *** 100,000 shares and 200,000 warrants are owned by Benjamin Financial Ltd. which is partially owned by Mr. Nussbaum and in which Mr. Nussbaum has voting rights. 55,000 options to purchase Common Stock are owned solely by Mr. Nussbaum.

CUSIP No. 86880T100                  13D                      Page 9 of 19 Pages


                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This statement relates to the shares of common stock ("Common Stock") of Surge Global Energy, Inc., a Delaware corporation (the "Company"). The Company's principal offices are located at 12220 El Camino Real, Suite 410, San Diego, California 92130.

ITEM 2. IDENTITY AND BACKGROUND.

(a-b) This Schedule 13D is being filed by Jack and Sandy Zemer, trustees of the Zemer Family Trust UADTD 12/21/1993 (the "Zemer Trust"), Ori L. Zemer, Tal Zemer, Jeffrey L. Bernstein, Mark C. Fritz, David M. Chester, E. Jamie Schloss and Barry Nussbaum ( each, a "Reporting Person" and, collectively, the "Reporting Persons"). The business address of the Reporting Persons is c/o P. Blake Allen, Esq., Duane Morris LLP, 101W. Broadway, Suite 900, San Diego, California 92101-3542.

(c) Jack Zemer and Sandy Zemer, trustees of the Zemer Trust, are businesspersons engaged in the jewelry industry. Ori L. Zemer and Tal Zemer are businessmen engaged in the jewelry industry. Jeffrey L. Bernstein is a mutual fund manager. Mark C. Fritz is a businessman who owns his own businesses and also invests in public and private entities. David M. Chester is an attorney. E. Jamie Schloss is a former director of the Company and its former chief financial officer who owns and syndicates oil and gas properties and manages other investments. Barry Nussbaum is a former director of the Company and is primarily engaged in the real Estate industry and managing investments.


(d-e) During the last five years, none of the Reporting Persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons, together with the trusts and other affiliates referred to herein, acquired their shares of Common Stock for general investment purposes. The source of funds for each Reporting Person for the acquisitions was personal funds. The net investment cost of the shares of Common Stock beneficially owned by: (a) the Zemer Trust is $500,000.00; (b) Ori L. Zemer is $600,000.00; (c) Tal Zemer is $600,000.00; (d) Mr. Bernstein is $229,630.00; (e) Mr. Fritz is $2,125,000.00; (f) Mr. Chester is $200,000.00; (g) Mr. Schloss is $263,000.00;
and(h) Mr. Nussbaum is $100,000.00.

CUSIP No. 86880T100                  13D                     Page 10 of 19 Pages

ITEM 4. PURPOSE OF TRANSACTION.

The Shares deemed to be beneficially owned by the Reporting Persons were originally acquired for, and held individually for, investment purposes. However, on October 12, 2007, the Reporting Persons reached an agreement to present nominees (the "Nominees") for election as directors at the Company's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"), to be held January 14, 2008, as well as to consider other strategies regarding steps to maximize stockholder value. This Statement is filed to reflect that the Reporting Persons intend to nominate directors to the Company's board.

The Reporting Persons will deliver their nominee notification to the Company because they believe that the Company 1) has sustained large operating and cash flow losses, which have resulted in an extended decrease in the value of the Company's Common Stock, 2) that management has failed to implement measures to increase revenues and decrease expenses, which has materially limited the market value of the Company, and 3) management has lost sight of the concerns and interests of stockholders generally. The Reporting Persons believe that the Company's board of directors (the "Board") should include representatives of significant stockholders who can present stockholders' perspectives on management direction and who can generally bring focus to the maximization of value for the benefit of stockholders. In the aggregate, the Reporting Persons own 7,444,000 of the Company's 28,970,430 outstanding shares of common stock as of August 27, 2007,or 25.7% of the Company's outstanding shares of common stock.

In connection with the 2007 Annual Meeting the Reporting Persons intend to file a proxy statement with the Securities and Exchange Commission ("SEC") to solicit stockholders of the Company with respect to the election of directors. THE REPORTING PERSONS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

In addition to the actions described above, the Reporting Persons may also pursue other alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation:
(a) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (b) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons intend to contact and consult with other stockholders of the Company concerning the Company, its prospects, and any or all of the foregoing matters. The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Other than as set forth above in this Item 4, the Reporting Persons have no other existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons may in the future engage in and may plan for their engagement in: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 86880T100                  13D                     Page 11 of 19 Pages


PARTICIPANT INFORMATION

IN ACCORDANCE WITH RULE 14a-12(a)(1)(i) OF THE EXCHANGE ACT, EACH OF THE REPORTING PERSONS ARE ANTICIPATED TO BE, OR MAY BE DEEMED TO BE, PARTICIPANTS IN ANY PROXY SOLICITATION BY THE REPORTING PERSONS IN CONNECTION WITH THE 2007 ANNUAL MEETING. FOR MORE INFORMATION ON EACH REPORTING PERSON'S DIRECT AND INDIRECT OWNERSHIP INTEREST IN THE COMPANY, SEE ITEM 5 BELOW.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

According to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 20, 2007, there were 28,970,430 shares of Common Stock issued and outstanding. Thus, the percentages calculated below are based upon 28,970,430 shares of Common Stock issued and outstanding, plus 3,492,500 shares of Common Stock issuable within sixty (60) days hereof upon the exercise of the derivative securities identified below.

1. Jack Zemer and Sandy Zemer, Trustees of the Zemer Family Trust UADTD 12/21/1993.

(a) The Zemer Trust beneficially owns 10,936,500 shares of Common Stock, which total includes 1,500,000 shares of Common Stock owned by the Zemer Trust exclusive of Rule 13d-5(b)(1) of the Exchange Act. The number of shares of Common Stock beneficially owned by the Zemer Trust constitutes approximately 33.75% of the issued and outstanding Common Stock of the Company, and the number of shares of Common Stock beneficially owned by the Zemer Trust exclusive of Rule 13d-5(b)(1) of the Exchange Act constitutes approximately 5.00% of the issued and outstanding Common Stock of the Company. Beneficial ownership of 10,936,500 shares of Common Stock beneficially owned by the Zemer Trust is attributed to the effect of the common objectives of the Reporting Persons described in Item 4 above and by virtue of Rule 13d-5(b)(1) of the Exchange Act.

(b) Jack Zemer and Sandy Zemer, as trustees of the Zemer Trust, have: (i) sole power to vote or to direct the vote of 1,500,000 shares of Common Stock; (ii) shared power to vote or to direct the vote of 10,936,500 shares of Common Stock;
(iii) sole power to dispose or to direct the disposition of 1,500,000 shares of Common Stock; and (iv) shared power to dispose or to direct the disposition of 1,500,000 shares of Common Stock. Exclusive of Rule 13d-5(b)(1) of the Exchange Act, the Zemer Trust beneficially owns 1,500,000 shares of Common Stock, which shares are comprised of: (i) 500,000 shares of Common Stock held by the Zemer Trust; and (ii) warrants held by the Zemer Trust to purchase 1,000,000 shares of Common Stock, which warrants are exercisable within sixty (60) days of the date hereof at the per share price of $1.00 per share.

(c) There were no transactions in the Common Stock by the Zemer Trust during the prior sixty (60) days, other than as described above in this Item 5.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Zemer Trust, other than as described above in this Item 5.

CUSIP No. 86880T100                  13D                     Page 12 of 19 Pages


(e) Not applicable.

2. Ori L. Zemer.
   -------------

(a) Mr. Ori L. Zemer beneficially owns 10,936,500 shares of Common Stock, which total includes 600,000 shares of Common Stock owned by Mr. Ori Zemer exclusive of Rule 13d-5(b)(1) of the Exchange Act. The number of shares of Common Stock beneficially owned by Mr. Ori Zemer constitutes approximately 33.75% of the issued and outstanding Common Stock of the Company, and the number of shares of Common Stock beneficially owned by Mr. Ori Zemer exclusive of Rule 13d-5(b)(1) of the Exchange Act constitutes approximately 2.06% of the issued and outstanding Common Stock of the Company. Beneficial ownership of 10,936,500 shares of Common Stock beneficially owned by Mr. Ori Zemer is attributed to the effect of the common objectives of the Reporting Persons described in Item 4 above and by virtue of Rule 13d-5(b)(1) of the Exchange Act.

(b) Mr. Ori Zemer has: (i) sole power to vote or to direct the vote of 600,000 shares of Common Stock; (ii) shared power to vote or to direct the vote of 10,936,500 shares of Common Stock; (iii) sole power to dispose or to direct the disposition of 600,000 shares of Common Stock; and (iv) shared power to dispose or to direct the disposition of zero shares of Common Stock. Exclusive of Rule 13d-5(b)(1) of the Exchange Act, Mr. Zemer beneficially owns 600,000 shares of Common Stock, which shares are comprised of: (i) 400,000 shares of Common Stock held by Mr. Zemer; (ii) 100,000 shares of Common Stock held by the Ori L. Zemer Trust, of which Mr. Ori Zemer serves as trustee; and (iii) warrants held by Mr. Ori Zemer to purchase 100,000 shares of Common Stock, which warrants are exercisable within sixty (60) days of the date hereof at the per share price of $2.00.

(c) There were no transactions in the Common Stock by Mr. Ori Zemer during the prior sixty (60) days, other than as described above in this Item 5.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Zemer, other than as described above in this Item 5.

(e) Not applicable.

3. Tal Zemer.
   ----------

(a) Mr. Tal Zemer beneficially owns 10,936,500 shares of Common Stock, which total includes 600,000 shares of Common Stock owned by Mr. Tal Zemer exclusive of Rule 13d-5(b)(1) of the Exchange Act. The number of shares of Common Stock beneficially owned by Mr. Tal Zemer constitutes approximately 33.75% of the issued and outstanding Common Stock of the Company, and the number of shares of Common Stock beneficially owned by Mr. Tal Zemer exclusive of Rule 13d-5(b)(1) of the Exchange Act constitutes approximately 2.06% of the issued and outstanding Common Stock of the Company. Beneficial ownership of 10,873,500 shares of Common Stock beneficially owned by Mr. Tal Zemer is attributed to the effect of the common objectives of the Reporting Persons described in Item 4 above and by virtue of Rule 13d-5(b)(1) of the Exchange Act.

(b) Mr. Tal Zemer has: (i) sole power to vote or to direct the vote of 600,000 shares of Common Stock; (ii) shared power to vote or to direct the vote of 10,936,500 shares of Common Stock; (iii) sole power to dispose or to direct the disposition of 600,000 shares of Common Stock; and (iv) shared power to dispose or to direct the disposition of zero shares of Common Stock. Exclusive of Rule 13d-5(b)(1) of the Exchange Act, Mr. Tal Zemer beneficially owns 600,000 shares of Common Stock, which shares are comprised of: (i) 400,000 shares of Common Stock held by Mr. Tal Zemer; (ii) 100,000 shares of Common Stock held by the Tal Zemer Trust, of which Mr. Tal Zemer serves as trustee; and (iii) warrants held by Mr. Zemer to purchase 100,000 shares of Common Stock, which warrants are exercisable within sixty (60) days of the date hereof at the per share price of $2.00.

CUSIP No. 86880T100                  13D                     Page 13 of 19 Pages


(c) There were no transactions in the Common Stock by Mr. Zemer during the prior sixty (60) days, other than as described above in this Item 5.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Zemer, other than as described above in this Item 5.

(e) Not applicable.

4. Jeffrey L. Bernstein.
   -------------------

(a) Mr. Jeffrey L. Bernstein beneficially owns 10,936,500 shares of Common Stock, which total includes 400,000 shares of Common Stock owned by Mr. Bernstein exclusive of Rule 13d-5(b)(1) of the Exchange Act. The number of shares of Common Stock beneficially owned by Mr. Bernstein constitutes approximately 33.75% of the issued and outstanding Common Stock of the Company, and the number of shares of Common Stock beneficially owned by Mr. Bernstein exclusive of Rule 13d-5(b)(1) of the Exchange Act constitutes approximately 1.37% of the issued and outstanding Common Stock of the Company. Beneficial ownership of 10,936,500 shares of Common Stock beneficially owned by Mr. Bernstein is attributed to the effect of the common objectives of the Reporting Persons described in Item 4 above and by virtue of Rule 13d-5(b)(1) of the Exchange Act.

(b) Mr. Bernstein has: (i) sole power to vote or to direct the vote of 400,000 shares of Common Stock; (ii) shared power to vote or to direct the vote of 10,936,500 shares of Common Stock; (iii) sole power to dispose or to direct the disposition of 400,000 shares of Common Stock; and (iv) shared power to dispose or to direct the disposition of zero shares of Common Stock. Exclusive of Rule 13d-5(b)(1) of the Exchange Act, Mr. Bernstein beneficially owns 400,000 shares of Common Stock, which shares are comprised of: (i) 200,000 shares of Common Stock held by Mr. Bernstein; and (ii) warrants held by Mr. Bernstein to purchase 200,000 shares of Common Stock, which warrants are exercisable within sixty (60) days of the date hereof at the per share price of $2.00.

(c) Mr. Bernstein conducted the following securities transactions in the Company's common stock during the prior sixty (60) days, and such transactions were all completed through open market brokered transactions, and are detailed as follows:

--------------------------- ------------- ------------------- -------------------------- -------------------
Date of Transaction         Type            Price per Share     Total (Cost) Proceeds      Number of Shares
--------------------------- ------------- ------------------- -------------------------- -------------------
August 16, 2007             Purchase            $0.17                 ($1,712)                 10,000
--------------------------- ------------- ------------------- -------------------------- -------------------
August 22, 2007             Purchase            $0.19                 ($2,796)                 15,000
--------------------------- ------------- ------------------- -------------------------- -------------------
August 23, 2007             Sale                $0.17                     $33                     200
--------------------------- ------------- ------------------- -------------------------- -------------------
August 24, 2007             Sale                $0.19                  $1,969                  10,400
--------------------------- ------------- ------------------- -------------------------- -------------------
September 18, 2007          Purchase            $0.16                 ($1,612)                 10,000
--------------------------- ------------- ------------------- -------------------------- -------------------
October 2, 2007             Purchase            $0.16                   ($903)                  5,600
--------------------------- ------------- ------------------- -------------------------- -------------------


(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Bernstein, other than as described above in this Item 5.

CUSIP No. 86880T100                  13D                     Page 14 of 19 Pages



(e) Not applicable.

5. Mark C. Fritz.
   --------------

(a) Mr. Mark C. Fritz beneficially owns 10,936,500 shares of Common Stock, which total includes 4,487,500 shares of Common Stock owned by Mr. Fritz exclusive of Rule 13d-5(b)(1) of the Exchange Act. The number of shares of Common Stock beneficially owned by Mr. Fritz constitutes approximately 33.75% of the issued and outstanding Common Stock of the Company, and the number of shares of Common Stock beneficially owned by Mr. Fritz exclusive of Rule 13d-5(b)(1) of the Exchange Act constitutes approximately 14.57% of the issued and outstanding Common Stock of the Company. Beneficial ownership of 10,936,500 shares of Common Stock beneficially owned by Mr. Fritz is attributed to the effect of the common objectives of the Reporting Persons described in Item 4 above and by virtue of Rule 13d-5(b)(1) of the Exchange Act.

(b) Mr. Fritz has: (i) sole power to vote or to direct the vote of 4,487,500 shares of Common Stock; (ii) shared power to vote or to direct the vote of 10,936,500 shares of Common Stock; (iii) sole power to dispose or to direct the disposition of 2,650,000 shares of Common Stock; and (iv) shared power to dispose or to direct the disposition of zero shares of Common Stock. Exclusive of Rule 13d-5(b)(1) of the Exchange Act, Mr. Fritz beneficially owns 4,487,500 shares of Common Stock, which shares are comprised of: (i) 2,650,000 shares of Common Stock held by Mr. Fritz; and (ii) warrants to purchase 837,500 shares of Common Stock at the per share price of $ 1.60, and 1,000,000 shares of common stock at $.60, which warrants are exercisable within sixty (60) days of the date hereof.

(c) There were no transactions in the Common Stock by Mr. Fritz during the prior sixty (60) days, other than as described above in this Item 5.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Fritz, other than as described above in this Item 5.

(e) Not applicable.

6. David M.Chester.
   ----------------

(a) Mr. David M. Chester beneficially owns 10,936,500 shares of Common Stock, which total includes 969,000 shares of Common Stock owned by Mr. Chester exclusive of Rule 13d-5(b)(1) of the Exchange Act. The number of shares of Common Stock beneficially owned by Mr. Chester constitutes approximately 33.55% of the issued and outstanding Common Stock of the Company, and the number of shares of Common Stock beneficially owned by Mr. Chester exclusive of Rule 13d-5(b)(1) of the Exchange Act constitutes approximately 3.34% of the issued and outstanding Common Stock of the Company. Beneficial ownership of 10,936,500 shares of Common Stock beneficially owned by Mr. Chester is attributed to the effect of the common objectives of the Reporting Persons described in Item 4 above and by virtue of Rule 13d-5(b)(1) of the Exchange Act.

(b) Mr. Chester has: (i) sole power to vote or to direct the vote of 969,000 shares of Common Stock; (ii) shared power to vote or to direct the vote of 10,936,500 shares of Common Stock; (iii) sole power to dispose or to direct the disposition of 969,000 shares of Common Stock; and (iv) shared power to dispose or to direct the disposition of zero shares of Common Stock. Exclusive of Rule 13d-5(b)(1) of the Exchange Act, Mr. Chester beneficially owns 969,000 shares of Common Stock, which shares are comprised of: (i) 969,000 shares of Common Stock held by Mr. Chester at a cost of $200,000.

CUSIP No. 86880T100                  13D                     Page 15 of 19 Pages



(c) There were no transactions in the Common Stock by Mr. Chester during the prior sixty (60) days, other than as described above in this Item 5.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Chester, other than as described above in this Item 5.

(e) Not applicable.

7. E. Jamie Schloss.
   -----------------

(a) Mr. E. Jamie Schloss beneficially owns 10,936,500 shares of Common Stock, which total includes 2,035,000 shares of Common Stock owned by Mr. Schloss exclusive of Rule 13d-5(b)(1) of the Exchange Act. The number of shares of Common Stock beneficially owned by Mr. Schloss constitutes approximately 33.75% of the issued and outstanding Common Stock of the Company, and the number of shares of Common Stock beneficially owned by Mr. Schloss exclusive of Rule 13d-5(b)(1) of the Exchange Act constitutes approximately 7.02% of the issued and outstanding Common Stock of the Company. Beneficial ownership of 10,936,500 shares of Common Stock beneficially owned by Mr. Schloss is attributed to the effect of the common objectives of the Reporting Persons described in Item 4 above and by virtue of Rule 13d-5(b)(1) of the Exchange Act.

(b) Mr. Schloss has: (i) sole power to vote or to direct the vote of 2,035,000 shares of Common Stock; (ii) shared power to vote or to direct the vote of 10,936,500 shares of Common Stock; (iii) sole power to dispose or to direct the disposition of 2,035,000 shares of Common Stock; and (iv) shared power to dispose or to direct the disposition of zero shares of Common Stock. Exclusive of Rule 13d-5(b)(1) of the Exchange Act, Mr. Schloss beneficially owns 2,035,000 shares of Common Stock, which shares are comprised of: (i) 1,635,000 shares of Common Stock held directly by Mr. Schloss; (ii) 400,000 shares of Common Stock held by Castle Rock Resources, Inc., a company controlled and owned 100% by Mr. Schloss.

(c) Mr. Schloss conducted the following transactions in the Company's common stock during the prior sixty (60) days, and such transactions were all completed through open market brokered transactions, and are detailed as follows:

--------------------------------- ------------- ------------------- -------------------------- -----------------------
Date of Transaction               Type            Price per Share     Total (Cost) Proceeds      Number of Shares
--------------------------------- ------------- ------------------- -------------------------- -----------------------
August 8, 2007                    Purchase              $0.25                ($2,510)                   10,000
--------------------------------- ------------- ------------------- -------------------------- -----------------------
August 13, 2007                   Sale                  $0.23                 $4,685                    20,000
--------------------------------- ------------- ------------------- -------------------------- -----------------------
August 14, 2007                   Sale                  $0.22                 $7,186                    32,000
--------------------------------- ------------- ------------------- -------------------------- -----------------------
August 27, 2007                   Purchase              $0.15                ($1,060)                    7,000
--------------------------------- ------------- ------------------- -------------------------- -----------------------
September 6, 2007                 Purchase              $0.18                  ($910)                    5,000
--------------------------------- ------------- ------------------- -------------------------- -----------------------
September 7, 2007                 Purchase              $0.18                ($3,620)                   20,000
--------------------------------- ------------- ------------------- -------------------------- -----------------------
September 10, 2007                Purchase              $0.18                  ($910)                    5,000
--------------------------------- ------------- ------------------- -------------------------- -----------------------
September 18, 2007                Purchase              $0.16                  ($810)                    5,000
--------------------------------- ------------- ------------------- -------------------------- -----------------------
September 20, 2007                Purchase              $0.17                ($1,660)                   10,000
--------------------------------- ------------- ------------------- -------------------------- -----------------------


(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Schloss, other than as described above in this Item 5.

(e) Not applicable.

CUSIP No. 86880T100                  13D                     Page 16 of 19 Pages


8. Barry Nussbaum.
   ---------------

(a) Mr. Barry Nussbaum beneficially owns 10,936,500 shares of Common Stock, which total includes 300,000 shares of Common Stock owned by Mr. Nussbaum exclusive of Rule 13d-5(b)(1) of the Exchange Act and options for 55,000 shares. The number of shares of Common Stock beneficially owned by Mr. Nussbaum constitutes approximately 33.75% of the issued and outstanding Common Stock of the Company, and the number of shares of Common Stock beneficially owned by Mr. Nussbaum exclusive of Rule 13d-5(b)(1) of the Exchange Act constitutes approximately 1.21% of the issued and outstanding Common Stock of the Company. Beneficial ownership of 10,936,500 shares of Common Stock beneficially owned by Mr. Nussbaum is attributed to the effect of the common objectives of the Reporting Persons described in Item 4 above and by virtue of Rule 13d-5(b)(1) of the Exchange Act.

(b) Mr. Nussbaum has: (i) sole power to vote or to direct the vote of 300,000 shares of Common Stock; (ii) shared power to vote or to direct the vote of 10,936,500 shares of Common Stock; (iii) sole power to dispose or to direct the disposition of 55,000 shares of Common Stock; and (iv) shared power to dispose or to direct the disposition of 300,000 shares of Common Stock. Exclusive of Rule 13d-5(b)(1) of the Exchange Act, Mr. Nussbaum beneficially owns 355,000 shares of Common Stock, which shares are comprised of: (i) 100,000 shares of Common Stock held by Benjamin Financial Limited Partnership, an affiliated company of Mr. Nussbaum; and (ii) warrants to purchase 200,000 shares of Common Stock, which warrants are exercisable within sixty (60) days of the date hereof at the per share price of $1.45, and (ii) options to purchase 55,000 shares of Commmon Stock which options are exercisable within sixty (60) days of the date hereof at the per share price of $1.55.

(c) There were no transactions in the Common Stock by Mr. Nussbaum during the prior sixty (60) days, other than as described above in this Item 5.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Nussbaum, other than as described above in this Item 5.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons plan to act together for the purposes enumerated in Item 4 above, but they do not have a written agreement at this time which sets forth the terms of their involvement in pursuing their common objectives. Each Reporting Person, however, retains the power and authority to vote and to sell or acquire shares of Common Stock in such person's sole and absolute discretion, without notice to, without receiving the consent of, and without any liability to, the other Reporting Persons. Except for the arrangements described in Items 4 and 5 above, and except with respect to the Joint Filing Agreement described in Item 7 below, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Company, including but not limited to, the transfer of voting of any securities, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 86880T100                  13D                     Page 17 of 19 Pages


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

99.1 Joint Filing Agreement, dated as of October 12, 2007, entered into by and among Jack Zemer and Sandy Zemer, trustees of the Zemer Family Trust UADTD 12/21/1993, Ori L. Zemer, Tal Zemer, Jeffrey L. Bernstein, Mark C. Fritz, David M. Chester, E. Jamie Schloss and Barry Nussbaum.


                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 2007


/s/ Mark C. Fritz                            /s/ David M. Chester
--------------------------------             -----------------------------------
MARK C. FRITZ                                David Chester

/s/ Jeffrey L. Bernstein                     /s/ E. Jamie Schloss
--------------------------------             -----------------------------------
JEFFREY L. BERNSTEIN                         E. JAMIE SCHLOSS

/s/ Barry Nussbaum                           /s/ Tal Zemer
--------------------------------             -----------------------------------
BARRY NUSSBAUM                               TAL ZEMER

/s/ Ori L. Zemer                             ZEMER FAMILY TRUST DATED 12/21/1993

--------------------------------             By: /s/ Jack Zemer
ORI L. ZEMER                                 -------------------------------
                                             Jack Zemer, Co-Trustee

                                             By: /s/ Sandy Zemer
                                                 -------------------------------
                                             Sandy Zemer, Co-Trustee